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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-31225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2009</u> AND ENDING <u>December 31, 2009</u>
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Investment Group, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

<u>17 Glenwood Avenue</u>

(No. and Street)

<u>Raleigh</u>   **NC**   27603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard K. Bryant   **919-831-2370**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>Batchelor, Tillery & Roberts, LLP</u>

(Name – *if individual, state last, first, middle name*)

<u>P.O. Box 18068</u>   <u>Raleigh</u>   <u>NC</u>   <u>27619</u>
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Richard K. Bryant__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Investment Group, Inc.__ , as of __December 31__ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE D. KING
NOTARY PUBLIC
WAKE COUNTY, NC
My Commission Expires 4-3-2010.

_____
Notary Public

_____
Signature

__Pres.__
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Internal Control Report

December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of income and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 16, 2010

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 1,475,862	1,716,093
Accounts receivable	628,232	512,046
Total current assets	2,104,094	2,228,139
Property and equipment, at cost:		
Office equipment	72,688	72,688
Leasehold improvements	14,820	14,820
	87,508	87,508
Less accumulated depreciation and amortization	(87,508)	(87,508)
Property and equipment, net	-	-
Other assets:		
Investments	30,692	61,384
Goodwill - customer acquisition	506,000	300,000
	536,692	361,384
	$ 2,640,786	2,589,523
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	1,036,177	795,411
Accounts payable	43,752	88,842
Wages payable	-	1,188
Other payables	4,548	4,159
Accrued retirement	12,000	12,000
Deferred revenue	-	22,600
Total current liabilities	1,096,477	924,200
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	1,356,933	1,477,947
Total stockholders' equity	1,544,309	1,665,323
	$ 2,640,786	2,589,523

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2009 and 2008

	2009	2008
Revenues	$ 12,601,653	15,361,743
Operating expenses:		
Wages, salaries and management fees	625,212	642,860
Commissions	10,099,218	12,276,712
Registration and fees	134,709	113,576
Rent and utilities	118,739	67,931
Printing	10,125	8,402
Office supplies	75,167	61,349
Publications	96,936	56,320
Travel and entertainment	83,770	75,278
Insurance	376,755	352,674
Taxes	17,134	25,402
Promotion	120,325	95,379
Litigation and claims	31,110	59,164
Professional fees	230,121	85,299
Retirement	12,000	12,000
Seminar	85,656	233,833
Insurance division	301,796	105,335
Miscellaneous	126,087	120,795
	12,544,860	14,392,309
Operating income	56,793	969,434
Other income (expense):		
Management fee from related party	250,000	251,400
Interest income	1,015	22,146
	251,015	273,546
Net income	307,808	1,242,980
Retained earnings, beginning of year	1,477,947	845,567
Dividends paid	(428,822)	(610,600)
Retained earnings, end of year	$ 1,356,933	1,477,947

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 307,808	1,242,980
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(116,186)	(256,714)
Commissions payable	240,766	23,447
Accounts payable	(45,090)	8,830
Wages payable	(1,188)	(38,295)
Other payables	389	3,374
Deferred revenue	(22,600)	22,600
Net cash provided by operating activities	363,899	1,006,222
Cash flows from investing activities:		
Payments to acquire goodwill	(206,000)	-
Proceeds from sale of investment	30,692	-
Net cash used in investing activities	(175,308)	-
Cash flows from financing activities-		
payment of dividends	(428,822)	(610,600)
Net (decrease) increase in cash and cash equivalents	(240,231)	395,622
Cash and cash equivalents, beginning of year	1,716,093	1,320,471
Cash and cash equivalents, end of year	$ 1,475,862	1,716,093

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a settlement-date basis.

Deferred Revenue

The Company records revenue received in advance on the managerment fee as deferred revenue and recognizes it as revenue in the period earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2009 and 2008.

(1) Organization and Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are desribed below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Organization and Significant Accounting Policies, Continued

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2009 or 2008.

(2) Fair Value of Financial Instruments

Financial instruments other than investment securities held by the Company include accounts receivable and accounts payable. The Company believes that the carrying amount of these financial instruments approximates their fair value. Investment securities include common stock that is measured at estimated fair value provided by external investment managers or other sources, and as such are categorized on Level 2. Cost of these securities approximates fair value.

(3) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and FINRA regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2009 and 2008 were $82,442 and $111,509, respectively.

The Company also receives fees from CIC Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2009 and 2008 were $109,639 and $129,993, respectively.

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2009 and 2008 were $429,642 and $493,216, respectively.

Under a formal agreement, the Company receives a monthly management fee from Capital Investment Brokerage, Inc. for expenses paid on its behalf and for services provided by its employees. Total fees received in 2009 and 2008 were $250,000 and $251,400, respectively.

(4) Lease

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related company) currently on a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $73,099, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $911,190 which was $838,091 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.21 to 1.

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2009 and 2008:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2009 and 2008 were $12,000 for each year.

(8) <u>Line of Credit</u>

The Company maintains a line of credit with a bank with a maximum credit limit of $150,000 and interest payable monthly at the bank's prime rate (3.25% as of December 31, 2009). The line is not collateralized. There were no outstanding borrowings as of December 31, 2009 and 2008.

(9) <u>Concentration of Credit Risk</u>

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation. As of December 31, 2009 and 2008, the Company's uninsured cash balances total $975,862 and $1,319,783, respectively.

(10) <u>Subsequent Events</u>

The date to which events occurring after December 31, 2009, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 16, 2010, the date the financial statements were available to be issued.

Supplemental Schedules of Changes in Stockholders' Equity

Years ended December 31, 2009 and 2008

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2007	$ 6,000	181,376	845,567	1,032,943
Net income for 2008	-	-	1,242,980	1,242,980
Dividends paid	-	-	(610,600)	(610,600)
Balance, December 31, 2008	6,000	181,376	1,477,947	1,665,323
Net income for 2009	-	-	307,808	307,808
Dividends paid	-	-	(428,822)	(428,822)
Balance, December 31, 2009	$ 6,000	181,376	1,356,933	1,544,309

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009 and 2008

		2009	2008
Total assets	$	2,640,786	2,589,523
Deduct: Aggregate indebtedness		1,096,477	(924,200)
Net worth		1,544,309	1,665,323
Add: Excluded indebtedness		-	-
Add: Subordinated liabilities		-	-
Deduct: Non-liquid assets		(616,112)	(468,367)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(17,007)	(24,776)
Net capital	$	911,190	1,172,180
Capital requirements:			
Broker-dealer minimum	$	73,099	61,613
Net capital in excess of requirements		838,091	1,110,567
Net capital as computed above	$	911,190	1,172,180

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 As of December 31 2009.

There is no significant difference between net capital in the FOCUS report as of December 31, 2009 and net capital reported above.

Supplemental Schedules of Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2009 and 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activites are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009 and 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SECURITIES
AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

14

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 16, 2010

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Stockholders
Capital Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Capital Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Capital Investment Group, Inc.'s management is responsible for Capital Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Bobnst, LLP

February 16, 2010